Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-280416

SUPPLEMENT DATED SEPTEMBER 12, 2024

(to the Proxy Statement/Prospectus dated August 20, 2024)

SUPPLEMENT TO PROXY STATEMENT/PROSPECTUS

FOR THE SPECIAL MEETING OF TERRITORIAL STOCKHOLDERS

TO BE HELD ON OCTOBER 10, 2024

AS SET FORTH IN THE PROXY STATEMENT/PROSPECTUS,

THE BOARD OF DIRECTORS OF TERRITORIAL CONTINUES TO

UNANIMOUSLY RECOMMEND THAT TERRITORIAL STOCKHOLDERS VOTE “FOR”

PROPOSAL 1 (THE MERGER PROPOSAL), PROPOSAL 2 (THE COMPENSATION PROPOSAL) AND PROPOSAL 3 (THE ADJOURNMENT PROPOSAL).

This supplemental disclosure (this “Supplement”) supplements the proxy statement/prospectus dated August 20, 2024 (the “Proxy Prospectus”), which was first mailed or otherwise delivered to stockholders of Territorial Bancorp Inc. (“Territorial”) on or about August 29, 2024 regarding the proposed merger between Hope Bancorp, Inc. (“Hope”) and Territorial pursuant to the Agreement and Plan of Merger dated April 26, 2024 (the “Merger Agreement”). The transaction contemplated by the Merger Agreement is referred to herein as the “Hope Merger.” The Merger Agreement and the Hope Merger will be voted on at a special meeting of Territorial stockholders, which will be held in a virtual-only format on Thursday, October 10, 2024 at 8:30 a.m., Hawaii Time, at www.virtualshareholdermeeting.com/TBNK2024SM.

The Proxy Prospectus is amended to incorporate the disclosures contained in this Supplement, and we urge you to read carefully this Supplement, together with the Proxy Prospectus, regarding the Merger Agreement and the Hope Merger.

As set forth in the Proxy Prospectus, the Board of Directors of Territorial (the “Board”) continues to unanimously recommend that Territorial stockholders vote “FOR” Proposal 1 (the Merger Proposal), Proposal 2 (the Compensation Proposal) and Proposal 3 (the Adjournment Proposal).

This Supplement addresses unsolicited correspondence from Allan Landon, the purported representative of a largely unidentified investor group (the “Unidentified Investor Group”), that was delivered to Territorial on August 26, 2024 and updated on August 31, 2024 (together, such correspondence is referred to herein as the “Landon Conditional Proposal”).

The Landon Conditional Proposal describes a transaction whereby the Unidentified Investor Group would seek to acquire control of a minimum of 70% of the outstanding shares of Territorial’s common stock through several steps. The Landon Conditional Proposal acknowledges that its completion would be subject to several conditions, including: (i) unspecified due diligence by the Unidentified Investor Group; (ii) the negotiation and execution of stock purchase agreements with the multiple unidentified and purportedly unaffiliated individuals and/or entities that would comprise the Unidentified Investor Group; (iii) the sale of a sufficient amount of convertible preferred stock to the Unidentified Investor Group; (iv) the use of those proceeds (if sufficient) by Territorial to commence a tender offer at $12.00 per share; (v) treatment of the transaction as a recapitalization for accounting purposes; and (vi) the satisfaction of all unspecified regulatory approvals by each member of the Unidentified Investor Group. The Landon Conditional Proposal identifies only one potential investor, other than Mr. Landon, as Blue Hill Advisors LLC.

If at least 70% of the outstanding shares of Territorial’s common stock are not tendered in the tender offer, the transaction set forth in the Landon Conditional Proposal would not close and any proceeds from the preferred stock sale to the Unidentified Investor Group would be returned to them. In order to execute an agreement to proceed with the Landon Conditional Proposal, Territorial would be required to terminate the Merger Agreement and, consequently, pay the $3 million termination fee to Hope under the Merger Agreement.

The Merger Agreement prohibits representatives of Territorial, including the Board, from engaging in communications and negotiations with proponents of an unsolicited acquisition proposal (such as the Landon

Conditional Proposal) unless such proposal meets certain specified conditions which would qualify such proposal as a “Superior Proposal” as defined by the Merger Agreement.

A “Superior Proposal” means any unsolicited bona fide written offer or proposal that the Board determines in good faith (after receiving the advice of its outside legal counsel and its outside financial advisors) (i) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of Territorial’s common stock or all, or substantially all, of the assets of Territorial; (ii) would result in a transaction that, (A) involves consideration to the holders of Territorial common stock that is, after accounting for payment of the termination fee that may be required, more favorable, from a financial point of view, than the consideration to be paid in connection with the Hope Merger, considering, among other things, the nature of the consideration being offered, and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond, or in addition to, those specifically contemplated hereby, and which proposal is not conditioned upon obtaining financing, and (B) is, in light of the other terms of such proposal, more favorable to holders of the shares of Territorial common stock than the Hope Merger and the other transactions contemplated by the Merger Agreement; and (iii) is reasonably likely to be completed on the terms proposed, in each case, taking into account all legal, financial, regulatory and other aspects of the acquisition proposal.

On September 6, 2024, after reviewing the Landon Conditional Proposal with its outside legal and financial advisors, the Board, pursuant to the terms of the Merger Agreement and consistent with their duties as Territorial’s directors under Maryland law, notified Mr. Landon that:

•	the Board determined that the Landon Conditional Proposal is neither a Superior Proposal under the standards of the Merger Agreement nor is it reasonably likely to lead to a Superior Proposal; and

•

the Board further determined that the Landon Conditional Proposal is materially flawed such that the Board cannot pursue the Landon Conditional Proposal without violating the Merger Agreement and jeopardizing the Hope Merger.

The Board’s views regarding the Landon Conditional Proposal are based on its review and consideration of several factors, including, but not limited to, the following:

1.

the consideration set forth in the Landon Conditional Proposal is not superior to the Hope Merger consideration from a financial standpoint when assessing all of the conditions, execution risks and timing concerns in comparison to the Hope Merger, especially when those conditions and risks are compared to the minimal number of remaining conditions necessary to complete the Hope Merger and the current progress of the required regulatory approvals for the Hope Merger;

2.

the Landon Conditional Proposal does not qualify as a Superior Proposal under the specific terms of the Merger Agreement because it is contingent on a myriad of significant conditions, including, but not limited to, due diligence and the negotiation and execution of a number of unspecified investor agreements to secure financing and no objective information or verifiable assurance has been provided regarding the existence of, or commitment to provide, the funding necessary to finance the Landon Conditional Proposal;

3.

the Landon Conditional Proposal involves an issuer tender offer which may or may not occur and may also exclude a material number of Territorial stockholders if they choose not to participate in the tender offer, and assuming such transaction does occur, non-tendering stockholders would find themselves as minority investors holding potentially illiquid stock in a private company controlled by unknown persons and with uncertain access to a market for the ready disposition of their stock;

4.

the Landon Conditional Proposal is subject to unspecified regulatory approvals to be obtained by unspecified parties and no objective support has been provided for any such regulatory applications and approval expectations;

5.

as to the prospect of obtaining possible regulatory approvals to manage Territorial as a going concern, the Landon Conditional Proposal provides no information regarding any of the expected considerations the regulators may have in approving a new board and management team, particularly since the Landon Conditional Proposal does not indicate any intention to recapitalize Territorial or address how any anticipated regulatory issues will be mitigated by the new management;

6.

the Landon Conditional Proposal does not provide sufficient information as to how and when the termination fee and associated transaction costs will be paid and the impact those fees and expenses will have on Territorial and on the prospects for the required regulatory approvals of the various parties if the Merger Agreement is terminated to pursue the Landon Conditional Proposal;

7.

the Landon Conditional Proposal, even if consummated, calls for a cash-out transaction which will be a taxable transaction for all Territorial stockholders participating in the tender offer and would deprive those Territorial stockholders of the ability to participate in the future growth and dividends of the combined company and its improved operations; and

8.	the Landon Conditional Proposal provides no indication of expected timing of the closing of the Landon Conditional Proposal based on reasonably objective information as to those timing expectations.

On September 10, 2024, Mr. Landon provided additional correspondence (the “Landon Response”) attempting to address the conditions and issues noted above in the Board’s response to the Landon Conditional Proposal, stating as follows:

1.

“We believe that the $12.00 cash per share offer is superior from a financial point of view. We do need to confirm the financial and other disclosures in the public files of Territorial, but I expect a short due diligence process. Due diligence is not a prohibited condition in the definition of a Superior Proposal. Unlike the Hope transaction, our Proposal does not require regulatory approval of an acquisition or merger. While it is good to know that the review process for the Hope merger application is proceeding, their progress has no impact on our Proposal.”

2.

“The Merger Agreement does not require that an acquisition proposal be devoid of conditionality in order to constitute a Superior Proposal. Instead, the definition of Superior Proposal merely requires that the transaction is “reasonably likely to be completed on the terms proposed. . .”. Regarding due diligence, I was prepared to commence the review on August 26 when I presented the Proposal and to complete it in two weeks. I intend to use local reviewers, familiar with Hawaii banking and under nondisclosure agreements, to complete due diligence. Due diligence can still be completed in two weeks. Regarding investor agreements, we expect to use a single form of investor agreement, with up to 8 investors, plus possible local investors who may wish to participate when they learn of the Proposal. Investors represent bank-focused investment funds or family offices that are experienced in community bank ownership and investing. There are 8 accredited investors that signed letters of intent and nondisclosure agreements and there are backup investors who are eager to participate. None of our investors will take a controlling interest and each is working alone with no control group. Each has the cash to make the investment.”

3.

“All Territorial shareholders may participate in the tender offer. As such, we can conclude that any shareholder who chooses not to participate is doing so because he or she believes there is upside in the value of Territorial’s shares. We see optionality as a positive attribute of our proposal, not a negative one.”

4.

“As noted above, the Proposal does not require the same level of bank regulatory review and approval process as the Hope transaction. Instead, investors who acquire more than a 10% interest in Territorial will be subject to approval under the Change in Bank Control Act, but that is a less comprehensive approval process than the Hope transaction. Our investors have previously obtained regulatory nonobjection to investments of that size.”

5.

“We are quite familiar with the expectations of regulators regarding members of bank Boards and management. I personally have experience working with the regulators of Territorial. And we have several experienced candidates in mind for key management positions. However, we first want to preserve opportunities for Territorial’s directors and management (and other employees) who want to continue with Territorial. I look forward to discussing retention of continuing employees and candidates to join the Board and management. As to outstanding regulatory issues, I am not aware of any such issues. We are anxious to learn about any such issues and the remediation that is needed, subject of course to restrictions on disclosure of confidential supervisory information. We do have experience with resolving a wide range of regulatory concerns and have the resources to address them. Regarding recapitalization, we believe that Territorial has abundant capital that exceeds current growth opportunities. If that is not the case, I believe that our investors can add capital as needed.”

6.

“We intend to honor fees and costs that Territorial or our investors would incur. We have included the termination fee and transaction fees associated with a possible termination of the Merger Agreement in our financial analyses. We are not aware of regulatory requirements for approval upon a termination of the Merger Agreement. As noted above, investors who would own more than 10% of Territorial have previously obtained regulatory nonobjection for investments of this size and we are confident in their ability to obtain the requisite approval under the Change in Bank Control Act for our proposed transaction.”

7.

“We agree that the Proposal will result in a taxable transaction, but that is not in and of itself a basis to render an Acquisition Proposal outside the scope of being a Superior Proposal. Shareholders should consult with their own tax advisors as is the case for any M&A transaction, but I expect the shareholders will have cash to pay any taxes due and those Territorial shareholders with a loss will be able to recognize that loss on their tax returns. Territorial shareholders will have the opportunity to continue owning Territorial shares as we return to earnings and pay dividends. Shareholders wishing to own Hope stock will have cash to buy more Hope shares than they would get in the merger.”

8.

“We would expect to close the transactions outlined in the Proposal before the end of 2024, assuming that we can work together to address details and timelines and assuming recognition that the Proposal we presented is reasonably likely to result in a ‘Superior Proposal’.”

On September 11, 2024, the Board reviewed the Landon Response with its legal and financial advisors and continues to hold the view that the Landon Conditional Proposal is neither a Superior Proposal under the standards of the Merger Agreement nor is it reasonably likely to lead to a Superior Proposal which if not pursued by the Board would be a breach of its fiduciary duties under Maryland law; and that the Landon Conditional Proposal is materially flawed such that the Board cannot pursue the Landon Conditional Proposal without violating the Merger Agreement and jeopardizing the Hope Merger (such Board determination being referred to herein as the “Additional Determination”). The Board notified Mr. Landon of its Additional Determination on September 12, 2024.

The Additional Determination is based on the Board’s review and consideration of several factors, including, but not limited to, the following:

1.

In order to pursue the Landon Conditional Proposal under the terms of the Merger Agreement, the Board must determine in good faith, after receiving the advice of its outside legal counsel and, with respect to financial matters, its outside financial advisors, that it would more likely than not result in a violation of its fiduciary duties under Maryland law to continue with the Hope Merger. The Board cannot reach such conclusion given that the Hope Merger represents a strategic merger transaction, which involves a business combination and the continued participation of all Territorial stockholders in the combined entity as compared to the Landon Conditional Proposal, which is a cash-out transaction whereby at least 70% of Territorial stockholders will cease to have any future participation in the combined entity and will be deprived of the opportunity to participate in the earnings and growth of the combined company;

2.

The Landon Conditional Proposal continues to be subject to the negotiation and execution of individual investor agreements, the potential investors remain unidentified (except for Landon and Blue Hill Advisors LLC) and no objective information, guarantees or evidence has been provided which demonstrates that the funding exists and is currently in place to complete the proposed transaction (the Merger Agreement explicitly provides that a Superior Proposal cannot be conditioned upon obtaining financing);

3.

The Landon Conditional Proposal continues to involve significant execution risks as it remains subject to an unspecified number of regulatory approval requirements applicable to the unidentified investors, including Change in Bank Control Act approvals;

4.

The Landon Conditional Proposal does not provide any further objective and verifiable information regarding the likelihood of the various regulatory approvals being obtained and does not address any potential regulatory “acting in concert” issues among the unidentified investors which could result in additional regulatory approvals and prolonged processing;

5.	The Landon Conditional Proposal continues to be subject to due diligence; and

6.

The Landon Conditional Proposal continues to provide no objective information as to expectations on timing, regulatory approvals and the satisfaction of conditions to which the proposed transaction is subject.

The Board has given considered and deliberate thought to the Landon Conditional Proposal and Landon Response and the adverse impact of any action by the Board to pursue the Landon Conditional Proposal or the Hope Merger. In this regard, in addition to the significant concerns and uncertainty of the Landon Conditional Proposal, the expected timing and the minimal number of conditions upon which the Hope Merger is currently contingent versus the unknown timing and conditions of the Landon Conditional Proposal alone make the Landon Conditional Proposal markedly inferior to the Hope Merger.

THE BOARD REITERATES ITS RECOMMENDATION TO VOTE “FOR”

PROPOSAL 1 (THE MERGER PROPOSAL), PROPOSAL 2 (THE COMPENSATION

PROPOSAL) AND PROPOSAL 3 (THE ADJOURNMENT PROPOSAL).

Additional Information about the Hope Merger and Where to Find It

In connection with the proposed Hope Merger, Hope has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, containing the Proxy Prospectus, which has been mailed or otherwise delivered to Territorial’s stockholders on or about August 29, 2024. Hope and Territorial may file additional relevant materials with the SEC. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THIS SUPPLEMENT, TOGETHER WITH THE PROXY PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR FURNISHED OR WILL BE FILED OR FURNISHED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. You may obtain any of the documents filed with or furnished to the SEC by Hope at no cost from the SEC’s website at www.sec.gov.

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